Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

For Owlet, the mission is to modernize monitoring of the more than 3.5 million babies born in the United States annually.

Owlet Baby Care Empowers More Parents with Digital-Age Tools

By Lior Susan

Anyone who has had a baby will tell you: Hyper-vigilance becomes your default state.

At home, you may stand over baby’s bassinet — literally for hours —gently placing a hand on her or his chest and watching the breaths. You may wake up multiple times a night like clockwork, to check that baby remains calmly asleep in her crib.

In 2015, we founded Eclipse Ventures, and one of our first investments was in Owlet Baby Care, a startup headed by Kurt Workman, an engineer and entrepreneur who had recently become a father. With no office yet, we met Kurt and his fellow co-founders — Jordan Monroe and Zack Bomsta — in a San Francisco cafe to size them up and their product: a monitoring sock for infants designed to measure heart rate and blood oxygen levels.

The product was in beta at the time. It immediately dawned on us how valuable such an innovative product could be. Beyond our own experiences as parents, we knew that millions of moms and dads around the country had to settle for baby monitors in dated form factors like walkie-talkies and low-res crib cameras.

On the horizon, digital technologies and consumer trends were emerging in a way that would bring the quality of baby monitors where they needed to be. Advances in sensor technology, connectivity, more powerful computing at the edge of networks, and the insatiable appetite for personal biometric data — all this would soon converge.

Today, where more than 1.5 million caregivers have put their trust in the Owlet brand, helping them to monitor over 850,000 babies.

Ongoing innovation — along with an expansion in complementary products such as an HD webcam monitor with night vision and two-way audio, as well as a plan to develop a pre-natal belly band for expectant mothers — has allowed Owlet to amass a large and growing set of baby-health data: with more than 850,000 babies monitored and over 4.2 trillion heartbeats tracked.

Those numbers feel like the height measurements that parents (still?) notch on a door frame. And the growth of this company, in particular, feels especially gratifying. We founded Eclipse on the belief that more investment was needed in companies using hardware to gather inputs from the physical world, digitize those inputs, and leverage the output data.

Naturally, that’s how the idea for Owlet was first hatched. In founding the company, Kurt was motivated by concerns that his child would inherit a genetic heart condition that nearly killed his wife when she was a baby. And if I’m honest, I wasn’t the most impartial investor when we first met him: My wife was fast approaching the delivery date for our first daughter at the time.

Fortunately, as passionate as Kurt was about the product, we were (and are) equally passionate about helping build healthy companies that are leading digital transformation. And over the next five years, as a team, we fortified that founder’s passion with our experiences as former operators — helping Owlet prioritize next hires and make hard business decisions, while facilitating industry partnerships to optimize the company’s manufacturing and supply chain.

For instance, by working closely with the founding team during an intense period of scaling, we identified a need for enhanced operational rigor and corporate accountability, in order for the company to reach its next inflection point. We met Mike Abbott, a business leader who formerly served as chief financial officer and head of operations for major consumer brands like Specialized and Burton Snowboards, and asked him to join.

Mike came in and injected these values into the business, originally as CFO, subsequently as COO, and now as president. Looking back, we find moments like these to be among the most gratifying for us as company builders.

We all know how critical the first years of life are for a child’s development. These past five years were just as crucial for Owlet. Now, all we can say is: “My, how you’ve grown.”

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Additional Information and Where to Find It

This communication may be deemed to relate to a proposed business combination transaction between Sandbridge Acquisition Corp. (“Sandbridge”) and Owlet Baby Care Inc. (“Owlet”). Sandbridge intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge is contained in Sandbridge’s final prospectus dated September 14, 2020 relating to its initial public offering and in subsequent filings with the SEC, which are available free of charge at the SEC’s web site at www.sec.gov. To the extent such holdings of Sandbridge’s securities may have changed since that time, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination when available.